Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Fourth Quarter and
Fiscal Year 2008 Financial Results]

Beijing, China (May 11, 2009) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (‘‘QXM’’ or ‘‘the Company’’), a leading domestic manufacturer of mobile handsets for China’s aspirant consumers, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2008.
4Q08 Highlights:
²	Revenues were RMB557.8 million (US$81.8 million), vs. RMB747.0 million in 4Q07

²	Gross margin was 39.6% vs. 29.5% in 4Q07

²	Diluted EPS was RMB0.93 (US$0.14)

²	Cash on hand was RMB 2.9 billion (US$426.1 million) as of December 31, 2008, vs. RMB 2.7 billion at year-end 2007
FY08 Highlights:
²	Revenues were RMB2.2 billion (US$315.7 million) vs. RMB3.1 billion in 2007

²	Gross margin was 40.2% vs. 28.2% in 2007

²	Diluted EPS was RMB7.38 (US$1.08)
“In this climate of global economic recession which adversely impacted many Chinese high-tech and consumer electronics companies, I am pleased that QXM has demonstrated its ability to weather the mobile industry downturn,” Dr. David Li, Chief Executive Officer of QXM, said. “By strategically shifting our product mix and focusing on the aspirant, upper-middle-income consumers, especially young professionals, we significantly increased our gross margins last year and continued to generate positive cash flows to further strengthen our solid balance sheet. As of the end of 2008, our cash and cash equivalents reached $426 million.”
Dr. Li continued, “Our VEVA brand, since its initial launch in May 2008, has been targeted at an attractive demographic, which is China’s fashion-conscious and upwardly mobile professional men and women. With the rollout of VEVA S60, S50 and S70, we not only took our products’ overall design and functionality to the next level, but also gave value-conscious shoppers an attractive performance-price value proposition. In addition, the signing of Chinese film star, Ms. Zhang Ziyi, as VEVA’s spokesperson, brought us stronger brand recognition and a higher adoption rate. In 2008, we shipped 468,000 units of VEVA S60, 180,000 units of S70, and 136,000 units of VEVA S50. The total VEVA shipment of about 780,000 in 2008, or almost 30% of our total handset shipment, instilled in us great confidence to build China’s first domestic high-end luxury mobile handset brand.”
Fourth Quarter 2008 Results
Revenues for the fourth quarter of 2008 were RMB557.8 million (US$81.8 million), compared with RMB747.0 million in the same period of 2007. The decrease from the fourth quarter of 2007 was primarily due to a lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the fourth quarter of 2008.
Total handset shipment in the fourth quarter of 2008 was 676,000 units, compared with 862,000 units in the same period of 2007. The decrease in handset shipments compared to the same period of last year was primarily due to the economic slowdown in China, and the strategic shift to focus on the higher-end VEVA series products in 2008. Shipment of the high-end VEVA series products accounted for 50.9% of total shipment in the fourth quarter of 2008, compared with none in the same period of 2007. The Company introduced two new VEVA models, the S50 and the S70, in the fourth quarter of 2008.
The ASP of handset products decreased to RMB770 (US$113) in the fourth quarter of 2008, as compared to RMB861 in the fourth quarter of 2007. The lower ASP compared to the same period last year arose primarily due to promotional sales across the CECT-branded products to deal with the economic slowdown in China.
Gross profit in the fourth quarter of 2008 was RMB221.1 million (US$32.4 million), compared with RMB220.7 million in the same period of 2007. Gross margin was 39.6% in the fourth quarter of 2008, compared with 29.5% in the same period of 2007. The improvement in gross margin was primarily because of the introduction of the high-end and high-margin VEVA series mobile handsets and a higher percentage of TV direct sales, through which CECT sells the handsets to infomercial companies at a higher price, but in return, the Company bore the airtime and logistic costs.
Selling and distribution (“S&D”) expenses in the fourth quarter of 2008 were RMB35.4 million (US$5.2 million), compared with RMB4.5 million in the same period of 2007. The increase in S&D expenses was primarily driven by higher airtime costs incurred on increased TV direct sales.
General and administrative (“G&A”) expenses were RMB8.8 million (US$1.3 million), compared with RMB20.0 million in the same period of 2007. The decrease was primarily due to lower share-based compensation expenses and lower professional fee expenses. Share-based compensation expenses recognized in G&A were RMB2.7 million (US$0.4 million) in the fourth quarter of 2008, compared to RMB8.7 million in the fourth quarter of 2007.
Research and development (“R&D”) expenses were RMB8.5 million (US$1.3 million), compared to RMB4.4 million in the same period of 2007. The higher R&D expenses comparing with the same period of last year was primarily due to higher pay-roll costs and software license fees.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB3.1 million (US$0.5 million) in the fourth quarter of 2008, compared to RMB9.4 million in the same period of 2007, primarily because certain options had become fully vested in November 2007 and April 2008, and also because of the appreciation of the RMB against the US dollar.
Operating income in the fourth quarter of 2008 was RMB167.1 million (US$24.5 million), compared to RMB185.5 million in the fourth quarter of 2007.

Net income in the fourth quarter of 2008 was RMB56.3 million (US$8.3 million), compared to RMB142.7 million in the same period of 2007. Diluted EPS was RMB0.93 (US$0.14), compared with RMB2.72 in the same period of 2007.
FY08 Results
Revenues in 2008 were RMB2.2 billion (US$315.7 million), compared with RMB3.1 billion in 2007. The decrease compared to 2007 was primarily due to lower handset shipment and a decrease in the ASP of products sold in 2008.
Total handset shipment in 2008, which was negatively impacted by the earthquake that took place in Sichuan province in May 2008 and the economic slowdown in China in the last quarter of 2008, was approximately 2.7 million units, compared with 3.8 million units in 2007. In addition, handset shipment in 2008 was also lower due to QXM’s strategic shift to focus on the higher-margin but lower-volume VEVA brand handsets. VEVA brand shipments accounted for approximately 28.9% of the total shipment in 2008, compared with none in 2007.
The ASP of handset products shipped in 2008 was RMB778 (US$114), representing a decrease of 4.7% compared to RMB816 in 2007. The lower ASP compared to last year was primarily due to the sale of a high volume of ultra-low cost phones, such as the C3100, in the first and second quarter of 2008, as well as, promotional sales across the CECT-branded products to deal with economic slowdown in China in the fourth quarter of 2008.
Gross profit in 2008 was RMB866.8 million (US$127.0 million), compared with RMB885.3 million in 2007. Gross margin increased from 28.2% in 2007 to 40.2% in 2008. The improvement in gross margin was primarily due to contributions from the VEVA models and a higher percentage of TV direct sales.
S&D expenses in 2008 were RMB146.6 million (US$21.5 million), compared to RMB36.3 million in 2007. The increase in S&D expenses was primarily driven by higher airtime costs incurred on increase TV direct sales.
G&A expenses in 2008 were RMB44.2 million (US$6.5 million), compared to RMB69.0 million in 2007. The decrease was primarily due to the lower share-based compensation expenses which decreased from RMB36.3 million in 2007 to RMB12.2 million (US$1.8 million) in 2008.
R&D expenses in 2008 were RMB29.2 million (US$4.3 million), compared with RMB18.6 million in 2007. The increase was mainly due to increase of payroll expenses and office expenses.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, were RMB14.7 million (US$2.1 million) in 2008, compared to RMB38.6 million in 2007.
Operating income in 2008 was RMB635.0 million (US$93.1 million), compared to RMB729.0 million in 2007.
Net income in 2008 was RMB446.1 million (US$65.4 million), compared to RMB593.5 million in 2007. Diluted EPS in 2008 were RMB7.38 (US$1.08), compared to RMB12.28 in 2007.
Balance Sheet Items

As of December 31, 2008, QXM had cash on hand of RMB 2.9 billion (US$426.1 million), compared with RMB 2.7 billion at year-end 2007.
Working capital was RMB2.7 billion (US$394.1 million) at December 31, 2008, compared with RMB2.4 billion at year-end 2007.
Total shareholders’ equity was RMB2.9 billion (US$430.5million) at December 31, 2008, compared with RMB2.7 billion at year-end 2007.
Recent Developments
In February 2009, QXM announced it has established strategic cooperation with Datang Telecom Technology Co., Ltd. (''DATANG’’), a company listed on the Shanghai Stock Exchange (Ticker: 600198) and a leading supplier of TD-SCDMA chipsets. Based on the agreement, DATANG will supply TD-SCDMA chipsets to QXM’s subsidiary, CECT, which will be used in at least two TD-SCDMA mobile phones VEVA T3 and VEVA T6, to be launched in 2009. T3 and T6 will allow users to experience the full range of 3G content, including video conferencing and high-speed internet functions. In addition, T6 will be equipped with HSDPA, GPS and CMMB mobile TV functions. T3 is currently in operation test with China Mobile.
In addition to DATANG, the Company announced in March 2009 that it would work with China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF), an original developed product provider focused on research and development of cell phone solutions, to co-launch high-end 3G mobile phones in China.
Also in March 2009, the Company announced that the VEVA F1 was selected into the first WCDMA model list of China Unicom, which means the VEVA F1 model is now qualified to be bundled with the 3G service offerings of one of China’s largest mobile operators.
To further capture the market opportunities in the growth of 3G-related products, on April 14, 2009, QXM announced it plans to accelerate its 3G mobile phone R&D by adding 200 engineers to its existing R&D team in Beijing in 2009. The new personnel will spearhead the Company’s research, design, development and commercialization of 3G network-compatible handsets, with a focus on TD-SCDMA and WCDMA products.
Lastly, on April 16, 2009, QXM launched its latest luxury high-end VEVA model, the VEVA S90, at a high-profile event attended by government officials and VEVA spokespeople, including Ms. Zhang Ziyi, in Beijing. The S90 features multi-touch, EDGE network compatibility, GPS and CMMB digital TV functionalities.
Business Outlook
Dr. Li concluded, “With the imminent rollout of the 3G network nationwide, 3G-compatible mobile phones are poised to be in brisk demand for upgrade among China’s mobile phone users, which currently total 640 million and are expected to grow at the high single digit for the next few years. Also, we anticipate that service providers and telecom operators will launch more applications to fully leverage the higher bandwidth provided by these 3G networks, to enrich end-user experiences and increase both online and air traffic. This is a historic opportunity and we are very excited that with our recent 3G-related initiatives, including the F1 model on China Unicom’s approved 3G handset list and our T3 model currently in operational test with China Mobile. With all these initiatives, QXM is uniquely positioned to win market share for 3G and high-end phones in China. And last but not least, we will continue to open our

VEVA specialty retail stores in prime locations in major cities throughout China. These stores, in addition to Ms. Zhang Ziyi’s endorsement, are expected to further enhance VEVA’s premium image among domestically manufactured mobile handsets.”
Conference Call Information
QXM will host a conference call and live webcast to discuss the results on May 11, 2009 at 8:00P.M. US Eastern Daylight Time, which corresponds to May 12, 2009 at 8:00A.M. Beijing/Hong Kong time.
     The dial-in details for the live conference call are as follows:
—	U.S. dial-in Number 1-866-549-1292

—	HK dial-in Number 852-3005-2050

—	China dial-in Number 800-701-1223

Passcode: 213382#
A live and archived webcast of the conference call will be available at http://www.qxmc.com .
A telephone replay of the call will be available after the conclusion of the conference call through 11:00 A.M. Eastern Daylight Time on May 19, 2009. The dial-in details for the replay are as follows:
—	HK dial-in Number 852-3005-2020

Access Code: 137036#
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.8225 on December 31, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008, or at any other certain date. The percentages stated are calculated based on RMB.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA, and WCDMA. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series mobile phones and began to open its own retail stores to target the mid income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Notes to Unaudited Financial Information
This release contains unaudited financial information which is subject to adjustment. The audit of QXM’s financial statements and related notes to be included in its annual report on Form 20-F for the year ended December 31, 2008 is still in progress. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the audited financial statements and this unaudited financial information. In addition, QXM is in the process of conducting further evaluations of its internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act of 2002. The Company makes no representation in this release of management’s assessment regarding internal control over financial reporting.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of May 12, 2009, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel: 86 10 8219 3706
Email: shiheng@cectelecom.com
Mr. Eddie Cheung
Investor Relations
Grayling
Tel: (646) 284-9414
Email: eddie.cheung@us.grayling.com
Mr. Valentine Ding
Media Relations
Grayling
Tel: (646) 284-9412
Email: valentine.ding@us.grayling.com
Financial Tables to Follow

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31,
	2007	2008
	RMB	RMB
Assets
Cash	2,729,982	2,907,148
Restricted cash	94,384	136,299
Accounts receivable, net	418,564	462,282
Bills receivable	—	43,516
Inventories	177,279	183,169
Prepayments to suppliers	155,993	363,907
Prepaid expenses and other current assets	19,295	38,996
Deferred income taxes	5,685	6,994
Deferred debt issuance costs, net	—	34,689

Total current assets	3,601,182	4,177,000

Property, machinery and equipment, net	175,469	167,233
Land use rights	36,106	35,304
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	60,728	49,001

Total assets	3,994,102	4,549,155

Liabilities, minority interests and shareholders’ equity
Short-term borrowings	983,904	983,950
Accounts payable	107,990	52,047
Prepayments from customers	4,585	42,551
Accrued liabilities	41,401	50,014
Amounts due to related parties	4,532	11,155
Other payables and current liabilities	58,630	7,227
Income taxes payable	38,722	38,462
Embedded derivative liability	—	124,130
Convertible notes	—	206,211

Total current liabilities	1,239,764	1,515,747

Deferred income taxes	5,561	4,255

Total liabilities	1,245,325	1,520,002

Minority interests	78,235	92,065

Shareholders’ equity	2,670,542	2,937,088

Total liabilities, minority interests and shareholders’ equity	3,994,102	4,549,155

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

			Three months ended
	Year ended December 31,		December 31,
	2007	2008	2007	2008
	RMB	RMB	RMB	RMB
Revenues	3,141,094	2,153,873	746,973	557,847
Cost of goods sold	(2,255,844)	(1,287,096)	(526,253)	(336,749)

Gross profit	885,250	866,777	220,720	221,098
Selling and distribution expenses	(36,322)	(146,551)	(4,511)	(35,388)
General and administrative expenses	(69,032)	(44,231)	(20,032)	(8,838)
Research and development expenses	(18,599)	(29,242)	(4,373)	(8,545)
Amortization of intangible assets	(32,280)	(11,727)	(6,350)	(1,190)

Operating income	729,017	635,026	185,454	167,137
Interest income	16,373	24,405	4,607	4,658
Interest expense	(47,034)	(165,506)	(15,824)	(65,783)
Foreign exchange gain (loss), net	12,022	(5,142)	3,062	1,700
Gain (loss) on remeasurement of embedded derivatives	—	144,939	—	(7,774)
Loss on extinguishment of convertible debts	—	(10,634)	—	—
Other income (loss), net	873	(1,431)	425	1,642

Income before income tax expense, minority interests and extraordinary item	711,251	621,657	177,724	101,580
Income tax expense	(113,377)	(159,652)	(29,294)	(41,330)

Income before minority interests and extraordinary item	597,874	462,005	148,430	60,250
Minority interests	(33,074)	(15,901)	(5,779)	(3,901)

Income before extraordinary item	564,800	446,104	142,651	56,349
Extraordinary item — gain on acquisition of additional equity interest in CECT	28,689	—	—	—

Net income	593,489	446,104	142,651	56,349

Basic earnings per share:
- Before extraordinary item	11.69	7.91	2.72	0.93
- Extraordinary item	0.59	—	—	—

- After extraordinary item	12.28	7.91	2.72	0.93

Diluted earnings per share:
- Before extraordinary item	11.69	7.38	2.72	0.93
- Extraordinary item	0.59	—	—	—

- After extraordinary item	12.28	7.38	2.72	0.93

Weighted average number of shares outstanding:
- Basic	48,322,000	49,216,000	52,500,000	47,610,000

- Diluted	48,322,000	56,386,000	52,500,000	47,610,000